UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1933

(Amendment No. 2)

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

27032D304

(CUSIP Number)

Harsha Marti

General Counsel

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XI – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,123,393
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,123,393

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,393
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.0% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer”) issued and outstanding as of July 14, 2022 as reported in the Issuer’s Registration Statement on Form S-3 filed with the SEC on July 15, 2022 (the “Form S-3”). The calculation excludes 34,261,641 shares of the Issuer’s Class B common stock, par value $0.001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XI (E&P) Partners – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 163,270
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 163,270

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 163,270
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,068,675
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,068,675

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,675
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.0% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XI (E&P) Partners-B IRH, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,365
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,365

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.05% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XI (E&P) Partners-B, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,365
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,365

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.05% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) XI LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.2% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Partners (E&P) XI LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.2% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP Energy IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,179,794
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,179,794

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,794
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.0% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP Energy Partners IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 260,350
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 260,350

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 260,350
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B IRH, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 101,492
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 101,492

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 101,492
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 177,115
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 177,115

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 177,115
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 525,185
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 525,185

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 525,185
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,695,591
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,695,591

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,591
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 75,623
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 75,623

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,623
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP Energy Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,369,305
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,369,305

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,369,305
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP Energy Partners Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 193,990
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 193,990

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 193,990
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,403,171
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,403,171

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,403,171
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP XII Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,428,621
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,428,621

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,428,621
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 37,614
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 37,614

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,614
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII-D (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,671
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,671

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,671
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII-E (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 87,262
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 87,262

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,262
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-1, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 404,419
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 404,419

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 404,419
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person WP XII (E&P) Partners (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 157,165
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 157,165

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 157,165
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-2, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 37,614
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 37,614

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,614
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) XII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,575,924
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,575,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,924
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) XII LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,575,924
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,575,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,924
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.3% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) Energy GP, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,401,329
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,401,329

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,329
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.7% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus (E&P) Energy LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,401,329
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,401,329

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,329
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.7% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus Partners II (US), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,389,956
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,389,956

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,389,956
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.3% (1)
(14)	Type of Reporting Person PN

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus & Company US, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,389,956
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,389,956

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,389,956
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.3% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

(1)	Names of Reporting Person Warburg Pincus LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,851,607
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,851,607

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,851,607
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.2% (1)
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)

This calculation is based on a total of 104,435,648 shares of Class A Common Stock issued and outstanding as of July 14, 2022 as reported in the Issuer’s Form S-3. The calculation excludes 34,261,641 shares of the Issuer’s Class B Common Stock issued and outstanding as of July 14, 2022, as reported in the Issuer’s Form S-3, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

Explanatory Note

This Amendment No. 2 to Schedule 13D (the “Amendment”) relates to the shares of Class A Common Stock of the Issuer whose principal executive office is located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380. This Amendment amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by certain of the Reporting Persons (as defined below) on January 19, 2021, as amended by Amendment No. 1 filed with the SEC on February 23, 2022 (“Amendment No. 1” and, as further amended, supplemented or restated hereby, the “Schedule 13D”), to report and reflect that David Habachy, a member of the Board of the Issuer appointed by the Reporting Persons, no longer serves as an employee of, and is no longer affiliated with, Warburg Pincus LLC (“Warburg”) or any other Reporting Person, and that the Reporting Persons no longer have the right to appoint one director to the Issuer’s Board. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D or Amendment No. 1, as applicable. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Effective July 28, 2022, Mr. Habachy ceased to be employed by Warburg and, as a result, he is no longer affiliated with the Reporting Persons. While Mr. Habachy will remain a director of the Issuer, he will no longer serve in such capacity as a representative of the Reporting Persons. Accordingly, the Reporting Persons no longer maintain Issuer Board representation and, effective July 28, 2022, have waived their Board designation rights provided under Section 3 of the A&R Voting Agreement.

A&R Voting Agreement

In connection with Mr. Habachy’s cessation of employment with Warburg, the Issuer, the Reporting Persons and EnCap Investments L.P. (“EnCap”) entered into an amendment (the “Voting Agreement Amendment”) to the A&R Voting Agreement, effective as of August 1, 2022. The Voting Agreement Amendment, among other things, removes the Reporting Persons’ right to appoint one director to the Issuer’s Board, as previously provided under Section 3 of the A&R Voting Agreement.

Post Oak Voting Agreement

On April 14, 2022, in connection with the purchase of 4,611,808 shares of Common Stock by Cypress Investments, LLC, a fund managed by Post Oak Energy Capital, LP (“Post Oak”), certain of the Reporting Persons entered into a Voting Agreement (the “Post Oak Voting Agreement”) with Post Oak, the Issuer and EnCap. Pursuant to the Post Oak Voting Agreement, Post Oak has the right to designate one nominee to be nominated by the Issuer at each applicable annual (or special) meeting of stockholders of the Issuer to serve as a director on the Issuer’s Board. The Post Oak Voting Agreement also obligates Post Oak, EnCap and the Reporting Persons party thereto to, among other things, vote all of their respective shares of Common Stock for the Board’s nominees for election as directors at any meeting of the Issuer’s shareholders. The Post Oak Voting Agreement will terminate upon the later to occur of: (a) the first date on which Post Oak and its affiliates collectively beneficially own less than 5.5% of the Issuer’s outstanding Common Stock, and (b) the one-year anniversary of the Post Oak Voting Agreement. The Post Oak Voting Agreement may be terminated earlier if Post Oak delivers written notice to each of the other parties terminating the Post Oak Voting Agreement in its entirety with respect to Post Oak.

Item 5. Interest in Securities of the Issuer.

(a) The percentages identified in Amendment No. 1 are hereby amended and restated by the responses to Items 13 on the cover pages of this Amendment for the Reporting Persons, which responses are incorporated herein by reference.

The penultimate and last paragraphs of Item 5 (a)—(b) of the Schedule 13D are hereby amended and restated to read as follows:

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the A&R Voting Agreement (as amended) and the Post Oak Voting Agreement, the Reporting Persons, Post Oak and EnCap may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. In the aggregate, such group would beneficially own 80,652,827 shares of Class A Common Stock, representing 58.2% of the outstanding Class A Common Stock as of July 14, 2022 (calculated on the basis of an assumed combined total of 138,697,289 shares of Common Stock outstanding, consisting of (i) 104,435,648 shares of Class A Common Stock outstanding as of July 14, 2022 and (ii) 34,261,641 shares of Class B Common Stock, of which 33,956,524 shares are held by the EnCap entities, assuming that all of such shares of Class B Common Stock, along with an equivalent number of membership units of EEH, were exchanged for newly issued shares of Common Stock on a one-for-one basis).

The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by EnCap Investments L.P., Post Oak Energy Capital, LP and their respective affiliates and such shares are not the subject of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4 of the Schedule 13D summarizes certain provisions of the Voting Agreement, Registration Rights Agreement, Lock-Up Agreement, A&R Voting Agreement, Chisholm Registration Rights Agreement, Chisholm Lock-Up Agreement, Escrow Agreement, the Post Oak Voting Agreement and the Voting Agreement Amendment and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit Number	Description

10	Voting Agreement, dated as of April 14, 2022, by and among Earthstone Energy, Inc., Cypress Investments, LLC, EnCap Investments L.P. and the Warburg Parties (as defined therein) (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 18, 2022).

11	First Amendment to Amended and Restated Voting Agreement, dated August 1, 2022, by and among Earthstone Energy, Inc., EnCap Investments L.P., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., WP Energy IRH Holdings, L.P., Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC, WP Energy Chisholm Holdings, L.P., WP Energy Partners Chisholm Holdings, L.P., Warburg Pincus Private Equity (E&P) XII (A), L.P., WP XII Chisholm Holdings, L.P., Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC, Warburg Pincus Private Equity (E&P) XII-D (A), L.P., Warburg Pincus Private Equity (E&P) XII-E (A), L.P., Warburg Pincus XII (E&P) Partners-1, L.P., and WP XII (E&P) Partners (A), L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 1, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2022

Warburg Pincus Private Equity (E&P) XI – A, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – A, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP IRH Holdings, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner

By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners-B IRH, LLC

By:	Warburg Pincus XI (E&P) Partners – B, L.P., its
managing member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – B, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus (E&P) XI LLC

By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Partners (E&P) XI LLC

By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP Energy IRH Holdings, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP Energy Partners IRH Holdings, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-B IRH, LLC

By:	Warburg Pincus Energy (E&P) Partners-B, L.P., its
managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-B, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-A, L.P.

By:	Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P)-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII, L.P.

By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-B CHISHOLM, LLC

By:	Warburg Pincus Energy (E&P) Partners-B, L.P.,
its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its
general partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its
managing member
By:	Warburg Pincus & Company US, LLC, its
general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP ENERGY CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP ENERGY PARTNERS CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP XII CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2 CHISHOLM, LLC

By:	Warburg Pincus XII (E&P) Partners-2, L.P., its managing member
By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-D (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-E (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP XII (E&P) PARTNERS (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-1, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS (E&P) ENERGY GP, L.P.

By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS (E&P) ENERGY LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS PARTNERS II (US), L.P.

By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director